Exhibit 99.2

90-92 Main Street, P. O. Box 58, Wellsboro, PA 16901 Phone: (570) 724-3411 Fax: (570) 723-8097	Stock Symbol: CZNC
July 20, 2009
Dear Shareholder:
          We are pleased to announce that Citizens & Northern Corporation (CZNC) has amended our Dividend Reinvestment and Stock Purchase and Sale Plan, effective July 20, 2009. The most significant changes are as follows:
•	CZNC now has the ability under the Plan to sell shares purchased directly from us at a discount from the otherwise applicable purchase price. The discount as of July 20, 2009 is 5%.

•	The monthly maximum limit of optional additional purchases by a participant has been changed, and now is a range of between $10,000 and $250,000, as determined by our management from time to time. The maximum limit as of July 20, 2009 is $50,000. The maximum limit may be waived by us at any time in our discretion. We will issue a press release or file a Form 8-K with the Securities and Exchange Commission if the discount or the optional cash purchase monthly maximum limit is changed and mail a notice to Plan participants.

•	We have increased the total number of CZNC common shares that may be issued under the Plan in the future to 2,500,000.
          In order to participate, you must be a record owner of at least one whole share of our common stock. If you are not a record owner of a share of our common stock but own our shares beneficially through a broker or other nominee, you will need to transfer at least one share into your name in order to participate in the Plan. Your broker should be able to assist you with the transfer.
          If you hold shares registered in your name, you may enroll in the Plan by completing, signing and returning an Enrollment Application. The Enrollment Application can be obtained by calling American Stock Transfer & Trust Company, LLC (the Plan Administrator) at 1-888-200-3166 (toll free). The Enrollment Application may also be downloaded from the Plan Administrator’s internet site (www.amstock.com) and mailed to the Plan Administrator. You may also enroll online at www.amstock.com. You need to know your social security number and your ten digit account number (which is shown on share- or dividend-related correspondence you receive from the Plan Administrator) to gain access to your account. Once you are in your account you can select “Enroll in Dividend Reinvestment” from the left toolbar.
          Enclosed is the Prospectus, which describes the Plan. Please read the Prospectus carefully and keep it for future reference. The Prospectus contains important information regarding how to purchase shares under the Plan, income tax consequences associated with the stock purchase discount and other matters.
          If you have questions, you can contact the Plan Administrator directly at 1-888-200-3166 (toll free). Alternatively, you may contact Jessica Brown, our Corporate Secretary, at 570-724-0257, or Mark Hughes, our Treasurer, at 570-724-8533.

Sincerely,
/s/ Craig G. Litchfield
Chairman of the Board, President and
Chief Executive Officer